U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For April 25, 2011	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Exhibit 99.1 to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933: Form F-3 (File No. 333-150453), Form S-8 (File Nos. 333-124218, 333-85598 and 333-140856) and Form F-9 (File No. 333-165626).

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 25, 2011

ENCANA CORPORATION (Registrant)

By:	/s/ Dawna I. Gibb Name: Dawna I. Gibb
Title: Assistant Corporate Secretary

Form 6-K Exhibit Index
The following documents have been filed with Canadian securities commissions:

Exhibit No.

99.1	Unaudited Interim Consolidated Financial Statements for the period ended March 31, 2011.

99.2	Management’s Discussion and Analysis dated April 19, 2011 relating to the period ended March 31, 2011.

99.3	Covering letter dated April 21, 2011 regarding Financial Ratios.

99.4	Supplemental Financial Information (unaudited) Exhibit to March 31, 2011 Interim Consolidated Financial Statements “Consolidated Financial Ratios — Medium Term Notes & Debt Securities”.

99.5	Certificate, dated April 21, 2011, of Randall K. Eresman, President & Chief Executive Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

99.6	Certificate, dated April 21, 2011, of Sherri A. Brillon, Executive Vice-President & Chief Financial Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.

99.7	Certificate, dated April 21, 2011, of William A. Stevenson, Executive Vice-President & Chief Accounting Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2.